NO ACT

PE
1-7-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE





09038706

March 6, 2009

Karl J. Grafe
Vice President & Assistant General Counsel
American Financial Group, Inc.
One East Fourth Street
Cincinnati, OH 45202

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-6-09

Re: American Financial Group, Inc.
Incoming letter dated January 7, 2009

Dear Mr. Grafe:

This is in response to your letters dated January 7, 2009, February 10, 2009 and February 23, 2009 concerning the shareholder proposal submitted to AFG by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System. We also have received letters on the proponents' behalf dated February 5, 2009, February 11, 2009, and February 12, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Richard S. Simon
Deputy General Counsel
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 6, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Financial Group, Inc.
Incoming letter dated January 7, 2009

The proposal relates to the company's equal employment opportunity policy.

There appears to be some basis for your view that AFG may exclude the proposal under rule 14a-8(h)(3). We note your representation that AFG included the proponents' proposal in its proxy statement for its 2008 annual meeting, but that neither the proponents nor their representative appeared to present the proposal at this meeting. Moreover, the proponents have not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if AFG omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3). This response will also apply to any future submissions to AFG by the same proponents with respect to any shareholder meetings held during calendar year 2009 and calendar year 2010.

Sincerely,

Michael Reedich
Special Counsel



Karl J. Grafe
Vice President &
Assistant General Counsel
Direct Dial: 513-579-2540
Fax: 513-579-0108

February 23, 2009

VIA EMAIL (shareholderproposals@sec.gov); UPS Overnight

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: American Financial Group, Inc. ("AFG" or the "Company") Shareholder Proposal for 2009 Annual Meeting Submitted by certain New York City Pension Funds

Dear Sir or Madam:

I write as a follow-up to my earlier letters dated January 7, 2009 and February 10, 2009 in connection with a shareholder proposal (the "2009 Proposal") submitted to AFG on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York Board of Education Retirement System (collectively, the "Funds") seeking inclusion in the proxy materials to be made available to AFG shareholders in connection with our May 14, 2009 annual meeting. My January 7 letter inadvertently omitted "the New York Board of Education Retirement System" from the list of Funds.

AFG represents that the Funds submitting the 2009 Proposal are the same Funds that submitted a substantially similar proposal for AFG's 2008 annual meeting of shareholders.

AFG hereby requests confirmation from the Staff that the 2009 Proposal may be excluded from the Company's 2009 proxy materials, and concurrently requests forward-looking relief that any proposals that the Funds may submit for inclusion in AFG's 2010 proxy materials may also be excluded because the Funds have not shown "good cause" for their failure to appear and present their substantially similar proposal at last year's meeting of AFG shareholders.

Please feel free to contact me at (513) 579-2540 or kgrafe@amfin.com with any questions concerning this matter.

Very truly yours,

AMERICAN FINANCIAL GROUP, INC.



By:______________________________
Karl J. Grafe
Vice President

cc: Richard S. Simon, Esq.
Deputy General Counsel
The City of New York
Office of the Comptroller
General Counsel
1 Centre Street, Room 602
New York, N.Y. 10007-2341

James C. Kennedy, Esq.

S:\Legal\KJG\AFG\PROXY\2009\KJG SH Response 2009-3.doc



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Richard S. Simon
Deputy General Counsel

TELEPHONE: (212) 669-7775
FACSIMILE: (212) 815-8578
RSIMON@COMPTROLLER.NYC.GOV

BY EMAIL AND EXPRESS MAIL

February 12, 2009

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: American Financial Group, Inc. ("AFG")
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") to correct a date provided in my original February 5, 2009 letter in opposition to AFG's January 7, 2009 no-action request. My February 5, 2009 letter had stated, on page 2:

> With respect to AFG, the Funds, through Patrick Doherty of the Comptroller's Office, had met in New York in March, 2008 with Jim Gunning of the Unitarian Church, who is also a member of the Governing Board of the Interfaith Center on Corporate Responsibility, to discuss which companies' 2008 annual meetings the Unitarian Church could attend on the Funds' behalf.

I am now informed that Mr. Gunning's calendar shows that the meeting with Mr. Doherty actually took place on April 10, 2008, rather than in March 2008. This corrected date should not affect the arguments in this matter, as the April 10 date was more than a month before AFG's May 15, 2008 annual meeting. As such, it still evidences the Funds' very reasonable efforts to ensure, well in advance of the 2008 AFG meeting, that the Unitarian Church would appear there on the Funds' behalf. That advance arrangement, combined with the Church's unexpected non-appearance at the AFG meeting, establishes the Funds' good cause under Rule 14a-8(h)(3) for not being present at the 2008 AFG annual meeting.

Thank you for the opportunity to make this correction.

Sincerely,

Richard S. Simon

Cc: Karl J. Grafe, Esq.



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Richard S. Simon
Deputy General Counsel

TELEPHONE: (212) 669-7775
FACSIMILE: (212) 815-8578
RSIMON@COMPTROLLER.NYC.GOV

BY EMAIL AND EXPRESS MAIL

February 11, 2009

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: American Financial Group, Inc. ("AFG")
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the February 10, 2009 letter that AFG submitted in further support of its January 7, 2009 no-action request. AFG's February 10 letter asserts, without attaching the cited documents, that:

> AFG has two contemporaneously created documents, a memorandum to the file recording the content of my conversation with Mr. Sylvester, and a draft script for the 2008 AFG Meeting, that were each created ***the day before*** the meeting, and both of which clearly reflect that no representative from the Funds would be appearing.

Neither of those two absent documents, however, undercuts the Funds' showing of good cause under Rule 14a-8(h)(3), based on the fact that the Unitarian Church unexpectedly did not appear at AFG's 2008 meeting on the Funds' behalf. AFG's internal draft script for the meeting cannot bear on whether the Funds expected the Unitarian Church to appear on the Funds' behalf, as the Church did 28 times that year. Similarly, even if Mr. Sylvester had spoken with Mr. Grafe of AFG the day before, of, or after the 2008 meeting – and Mr. Sylvester recalls no such call – a statement that no presenter would appear in Cincinnati for the Funds would be wholly consistent with the Unitarian Church's unexpected absence on little or no notice. It remains the case that the Funds have shown good cause under Rule 14a-8(h)(3).

The Funds reiterate their request that AFG's request for "no-action" relief be denied.

Sincerely,

Richard S. Simon

Cc: Karl J. Grafe, Esq.



Karl J. Grafe
Vice President &
Assistant General Counsel
Direct Dial: 513-579-2540
Fax: 513-579-0108

February 10, 2009

VIA EMAIL (shareholderproposals@sec.gov); FedEx

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: American Financial Group, Inc. ("AFG" or the "Company") Shareholder Proposal for 2009 Annual Meeting Submitted by certain New York City Pension Funds (the "Funds")

Dear Sir or Madam:

The February 5, 2009 response of the Funds to AFG's January 7, 2009 request to omit the Funds' shareholder proposal under Rule 14a-8(h)(3) clearly fails to show the "good cause" it purports to demonstrate. Unless the Staff materially changes its interpretation of "good cause," AFG should be permitted to exclude the Funds' 2009 shareholder proposal from AFG's proxy materials.

The Funds ask the Staff to excuse their absence at the May 15, 2008 Annual Meeting of AFG Shareholders (the "2008 AFG Meeting") on the basis that an alleged arrangement for a representative of another institution, the Unitarian Church, to attend the 2008 AFG Meeting simply fell through. Although the Funds cite an "explicit understanding" with the Unitarian Church to send one of its own representatives on behalf of the Funds, the Funds did not follow up with the Unitarian Church prior to the 2008 AFG Meeting nor send any other representative. As previously emphasized by the Commission, it is "the proponent's responsibility, not his representative's, to insure that the proposal is presented [at the annual meeting]." Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Shareholder Proposals by Security Holders, Exchange Act Release No. 19,135, [1982 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶83,262 (Oct. 14, 1982).

While the Funds state that they successfully arranged appearances in 2008 by Unitarian Church representatives at 28 other annual meetings, it is impossible to ignore the fact that the Funds did not communicate the arrangement with the Unitarian Church to AFG until my call to the Funds (where I reached Mr. Sylvester, a representative of the Funds) on May 14, 2008. AFG has two contemporaneously created documents, a memorandum to the file recording the content of my conversation with Mr. Sylvester, and a draft script for the 2008 AFG Meeting, that were each created ***the day before*** the meeting, and both of which clearly reflect that no representative from the Funds would be appearing. These two documents support my clear and definite recollection that as of May 14, 2008, the Funds knew, as Mr. Sylvester informed me, that no representative of the Funds would be at the 2008 AFG Meeting to be held the next day.

The Funds propose that the Commission rely on *Oracle Corp.* (July 19, 2002) as the sole legal basis for their position. While the Staff refused to grant the no-action relief sought by Oracle under Rule 14a-8(h)(3), its determination was not predicated on a finding that the proponent, Mr. Harrington, had shown "good cause" for failing to attend the meeting. Rather, the identity of the proponent in *Oracle* was in dispute. That is not the case here. In finding that Mr. Harrington was not the proponent of a similar shareholder proposal that had been included in the previous year's proxy materials, the Staff identified Vanguard Public Foundation ("Vanguard") as the proponent who failed to appear at the prior annual meeting. While the company alleged that Vanguard was merely a nominal proponent, and that Mr. Harrington was the driving force behind the proposal and should be held accountable for Vanguard's failure to appear, the Staff's refusal to grant the company's no action request depicts that the Staff did not agree that Mr. Harrington's proposal could not be excluded on any basis applicable to the conduct of the Funds in 2008. There is no statement in *Oracle* that would in any way suggest a reversal of the Staff's long-standing view that a traffic delay is not good cause for failure to appear and present at an annual meeting (See Sonat Inc. (January 6, 1994); IDACORP, Inc. (October 21, 2004)).

Please feel free to contact me at (513) 579-2540 or kgrafe@amfin.com with any questions concerning this matter.

Very truly yours,

AMERICAN FINANCIAL GROUP, INC.



By:____________________________
Karl J. Grafe
Vice President

cc: Richard S. Simon, Esq.
Deputy General Counsel
The City of New York
Office of the Comptroller
General Counsel
1 Centre Street, Room 602
New York, N.Y. 10007-2341

James C. Kennedy, Esq.

S:\Legal\KJG\AFG\PROXY\2009\KJG SH Response 2009-2.doc



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
GENERAL COUNSEL
1 CENTRE STREET, ROOM 602
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE:(212) 669-7775
FAX NUMBER: (212) 815-8578
WWW.COMPTROLLER.NYC.GOV

Richard S. Simon
DEPUTY GENERAL COUNSEL

EMAIL: RSIMON@COMPTROLLER.NYC.GOV

BY EMAIL and EXPRESS MAIL

February 5, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: American Financial Group, Inc.
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the January 7, 2009 letter (the "January 7 Letter") sent to the Securities and Exchange Commission (the "Commission") by Karl J. Grafe, Vice President and Assistant General Counsel of American Financial Group, Inc. ("AFG" or the "Company"). In that letter, the Company contended that the Funds' shareholder proposal (the "Proposal") may be omitted from the Company's 2009 proxy statement and form of proxy under Rules14a-8(h)(3) pursuant to the Securities Exchange Act of 1934, on the ground that at AFG's 2008 annual meeting of shareholders, no person appeared on behalf of the Funds, to present the Funds' prior proposal.

I have reviewed the Proposal as well as Rule 14a-8 and the January 7 Letter. Based upon that review, it is my opinion that the Proposal may not be omitted from the Company's 2009 Proxy Materials. In particular, there was "good cause" under Rule 14a-8(h)(3) for the Funds' failure to appear to present their 2008 proposal at AFG's 2008 annual meeting. The New York City Comptroller's Office (the "Comptroller's Office), on behalf of the Funds, had arranged in advance that the Unitarian Universalist Association of Congregations (the "Unitarian Church") would send a representative to present the proposal, but the Unitarian Church had been unable to arrange for a representative to attend, and did not inform the Funds of that inability until after the 2008 AFG meeting. Accordingly, the Funds respectfully request that the Staff of the Division of Corporation Finance (the "Staff") deny the relief that AFG seeks.

Discussion

Because the Funds have shown "good cause" for not appearing at the 2008 AFG annual meeting, the Company should not be permitted to omit the proposal under Rule 14a-8(h)(3)

In its January 7 Letter, the Company requested that the Division not recommend enforcement action to the Commission if the Company omits the Proposal under SEC Rule 14a-8(h)(3) (may omit if, without "good cause," a proponent, either directly or through a representative, had failed to appear at a company's prior annual meeting to present a proposal). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that this exclusion applies. As detailed below, the Funds had the requisite good cause for not appearing at AFG's 2008 meeting. The Company has, therefore, failed to meet its burden and its request for "no-action" relief should accordingly be denied.

The Funds' 2009 Proposal asks the Company to "amend its written equal employment opportunity policy to explicitly prohibit discrimination based upon sexual orientation and gender identity, and to substantially implement that policy." The Funds' 2008 proposal to AFG was similar. Both in the past and in the current year, the Unitarian Church has often agreed to appear, and has appeared, through its representatives, to present the Funds' anti-discrimination proposals at the annual meetings of a number of companies. In fact, in calendar year 2008, the Unitarian Church appeared 28 times on the Funds' behalf at annual meetings to present the Funds' proposals. With respect to AFG, the Funds, through Patrick Doherty of the Comptroller's Office, had met in New York in March, 2008 with Jim Gunning of the Unitarian Church, who is also a member of the Governing Board of the Interfaith Center on Corporate Responsibility, to discuss which companies' 2008 annual meetings the Unitarian Church could attend on the Funds' behalf. At that meeting, Mr. Gunning had agreed that the Unitarian Church would present the Funds' 2008 Proposal at AFG's 2008 annual meeting. Based on that explicit understanding with the Unitarian Church, the Funds did not send any other representative to AFG's 2008 annual meeting.

It was not until the day <u>after</u> AFG's May 15, 2008 annual meeting that the Funds learned for the first time that the Unitarian Church had not been able to arrange for a representative to present the Funds' proposal at AFG's annual meeting. On May 16, 2008, Jim Gunning forwarded to Patrick Doherty an email from the Unitarian Church's contact in Cincinnati – the site of the AFG annual meeting – stating that it had not been possible on short notice to find someone to attend the AFG meeting. (A copy of the forwarded email is attached hereto as Exhibit A). While Mr. Grafe, the writer of the January 7 letter, represents that on May 14, 2008, the day before AFG's meeting, Kenneth Sylvester of the Comptroller's Office had spoken with him about the Funds' non-appearance at AFG's 2008 meeting, we respectfully submit that Mr. Grafe's recollection is in error. As the emails show, it was not until the day after the AFG meeting that the Comptroller's Office unexpectedly learned that the Unitarian Church had been unable to send a representative to AFG's meeting to present the Funds' proposal. Mr. Sylvester further advises that he does not recall the conversation that Mr. Grafe describes in the January 7 letter.

Because, as shown above, the Funds had timely arranged with a distinguished corporate responsibility representative of a highly-respected entity, the Unitarian Church, to present the Funds' proposal at AFG's 2008 annual meeting, as that Church had done many times before at other companies' meetings, and because the Funds did not learn until the day after the meeting that the Unitarian Church had been unable to do so, the Funds have shown the requisite "good cause" for their non-appearance at AFG's 2008 annual meeting. Under Rule 14a-8(h)(3), if good cause is shown, the proponent is not precluded from presenting its proposal at future meetings of a company. Indeed, in the one instance where a proponent made arrangements for a representative to present a proposal at a prior annual meeting, but where unforeseen events had prevented that appearance, the Staff declined to issue a no-action letter, presumably because the proponent had shown good cause. *See Oracle Corp.* (July 19, 2002) (representative traveled to site of annual meeting on behalf of institutional proponent, but due to unforeseen traffic delays, arrived at meeting too late to present proposal). The Funds, too, have shown good cause because they made reasonable arrangements with the Unitarian Church for an appearance at the AFG meeting, which unexpectedly did not result in a representative being present.

Given the Funds' showing of good cause, the Company has failed to meet the burden of showing that the Funds' Proposal may be excluded under Rule 14a-8 (h)(3). For that reason, the Funds respectfully request that the Company's request for "no-action" relief be denied.

Thank you for your time and consideration.

Sincerely,

/s/

Richard S. Simon

cc: Karl J. Grafe, Esq.
Vice President & Assistant General Counsel
American Financial Group, Inc.
One East Fourth Street
Cincinnati, OH 45202

EXHIBIT A

From: Jim Gunning [mailto:jimgunning@verizon.net]
Sent: Friday, May 16, 2008 3:03 PM
To: Doherty, Patrick
Subject: Fw:American Financial - UUA Cmte on SRI - Thurs 5/15

Here's what my contact in Cincinnati said about this company.

Cheers, Jim

----- Original Message -----
From: Sharon Dittmar
To: 'Jim Gunning'
Sent: Thursday, May 15, 2008 9:44 AM
Subject: RE: Special appeal - UUA Cmte on SRI - Thurs 5/15

Jim,

Hello! I checked around, and on such short notice no one had time to do it. However, American Financial is local – it is a Carl Linder company. He is the richest and most powerful man in the city. Please contact me a month in advance next year and I would be happy to do this.

Sharon Dittmar



Karl J. Grafe
Vice President &
Assistant General Counsel
Direct Dial: 513-579-2540
Fax: 513-579-0108

January 7, 2009

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: American Financial Group, Inc.
Shareholder Proposal for 2009 Annual Meeting

Dear Sir or Madam:

American Financial Group, Inc. ("AFG") has received a shareholder proposal (the "2009 Proposal") submitted on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund (collectively, the "Funds") seeking inclusion in the proxy materials to be made available to AFG shareholders in connection with our May 14, 2009 annual meeting. A copy of the 2009 Proposal and related correspondence is attached to this letter as Exhibit A.

The Funds, through their agent, The City of New York, Office of the Comptroller (the "Comptroller"), submitted a substantially similar proposal in connection with last year's meeting of AFG shareholders. Without good cause, neither the Comptroller nor his qualified representative (nor any representative of the Funds) appeared to present the proposal made last year. Rather, I was informed in a telephone call with Mr. Kenneth Sylvester of the City of New York, Office of the Comptroller on the day prior to the 2008 meeting that there was NOT good cause for the failure of a representative to appear the next day. He apologized and simply said that no representative was available.

Due to the failure of any representative of the Comptroller or the Funds to appear at our 2008 meeting of shareholders, AFG is permitted to exclude all of the Funds' proposals from its proxy materials for any meetings held in the following two calendar years pursuant to the terms of Rule 14a-8(h)(3) promulgated under the Securities Exchange Act of 1934.

AFG hereby requests confirmation from the Staff that the 2009 Proposal may be excluded from the company's 2009 proxy materials, and concurrently requests forward-looking relief that any proposals that the Funds may submit for inclusion in AFG's 2010 proxy materials may also be excluded.

While not bearing on this request in any way, I would point out to the Staff that last year's substantially similar proposal, while not properly brought before the meeting, was rejected by a significant majority of AFG shareholders voting on the matter.

Please feel free to contact me at (513) 579-2540 or kgrafe@amfin.com with any questions concerning this matter.

Very truly yours,

AMERICAN FINANCIAL GROUP, INC.



By:______________________________
Karl J. Grafe
Vice President

cc: William C. Thompson, Jr
Comptroller
The City of New York
1 Centre Street
New York, New York 10007-2341

Mr. Patrick Doherty
The City of New York
1 Centre Street
New York, New York 10007-2341

James C. Kennedy, Esq.

S:\Legal\KJG\AFG\PROXY\2009\KJG SH Response 2009-1.doc

EXHIBIT A



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

December 2, 2008

Mr. James C. Kennedy
Vice President, Deputy General Counsel and
Secretary
American Financial Group, Inc.
One East Fourth Street
Cincinnati, OH 45202

Dear Mr. Kennedy:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized the Comptroller to inform you of their intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

Presently, American Financial Group, Inc. does not have a policy that explicitly prohibits discrimination based on sexual orientation and gender identity. Our proposal asks the company to include a prohibition against discrimination based on sexual orientation and gender identity in its employee policy statement. A number of Fortune 500 companies have already decided to make this important commitment.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from The Bank of New York certifying the funds' ownership, continually for over a year, of shares of common stock are enclosed.

The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the Board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,



Patrick Doherty

pd:ma

Enclosures
American Financial - sex orient - 2009

SEXUAL ORIENTATION NON-DISCRIMINATION POLICY

Whereas: American Financial Group Inc., does not explicitly prohibit discrimination based on sexual orientation and gender identity in its written employment policy;

Over 88% of the Fortune 500 companies have adopted written nondiscrimination policies prohibiting harassment and discrimination on the basis of sexual orientation, as have more than 98% of Fortune 100 companies, according to the Human Rights Campaign; over 30% now prohibit discrimination based on gender identity;

We believe that corporations that prohibit discrimination on the basis of sexual orientation and gender identity have a competitive advantage in recruiting and retaining employees from the widest talent pool;

According to a June, 2008 survey by Harris Interactive and Witeck-Combs, 65% of gay and lesbian workers in the United States reported facing some form of job discrimination related to sexual orientation; an earlier survey found that almost one out of every 10 gay or lesbian adults also reported that they had been fired or dismissed unfairly from a previous job, or pressured to quit a job because of their sexual orientation;

Twenty states, the District of Columbia and more than 160 cities and counties, have laws prohibiting employment discrimination based on sexual orientation; 12 states and the District of Columbia have laws prohibiting employment discrimination based on sexual orientation and gender identity;

Minneapolis, San Francisco, Seattle and Los Angeles have adopted legislation restricting business with companies that do not guarantee equal treatment for gay and lesbian employees;

Our company has operations in, and makes sales to institutions in states and cities that prohibit discrimination on the basis of sexual orientation;

National public opinion polls consistently find more than three quarters of the American people support equal rights in the workplace for gay men, lesbians and bisexuals; for example, in a Gallup poll conducted in May, 2007, 89% of respondents favored equal opportunity in employment for gays and lesbians;

Resolved: The Shareholders request that **American Financial Group, Inc.** amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity and to substantially implement the policy.

Supporting Statement: Employment discrimination on the basis of sexual orientation and gender identity diminishes employee morale and productivity. Because state and local laws are inconsistent with respect to employment discrimination, our company would benefit from a consistent, corporate wide policy to enhance efforts to prevent discrimination, resolve complaints internally, and ensure a respectful and supportive atmosphere for all employees. **American Financial Group, Inc.** will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

PD:ma



BNY MELLON
ASSET SERVICING

US Securities Services

December 02, 2008

To Whom It May Concern

Re: American Financial Group Inc. CUSIP#: 025932104

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 30, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 2,850 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286







BNY MELLON
ASSET SERVICING

US Securities Services

December 02, 2008

To Whom It May Concern

Re: American Financial Group Inc. CUSIP#: 025932104

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 30, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 26,446 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President



BNY MELLON
ASSET SERVICING

US Securities Services

December 02, 2008

To Whom It May Concern

Re: American Financial Group Inc. CUSIP#: 025932104

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 30, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Police Pension Fund.

The New York City Police Pension Fund 27,790 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286







BNY MELLON
ASSET SERVICING

US Securities Services

December 02, 2008

To Whom It May Concern

Re: American Financial Group Inc. CUSIP#: 025932104

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 30, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 74,124 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286



BNY MELLON
ASSET SERVICING

US Securities Services

December 02, 2008

To Whom It May Concern

Re: American Financial Group Inc. CUSIP#: 025932104

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 30, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 93,338 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286



